

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Jason A. Leverone
Chief Financial Officer
Miragen Therapeutics, Inc.
6200 Lookout Road
Boulder, CO 80301

> **Re:** **Miragen Therapeutics, Inc.**
> **Form 10-Q**
> **Exhibit No. 10.1 - Amendment to Research Subaward Agreement, entered into as of October 11, 2019 and effective as of August 12, 2019, by and between Registrant and Yale University, as amended**
> **Exhibit No. 10.3 - Amendment No. 1 to Amended and Restated License Agreement, effective as of August 8, 2019, by and between Registrant and Roche Innovation Center Copenhagen A/S**
> **Filed November 8, 2019**
> **File No. 001-36483**

Dear Mr. Leverone:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance